February 7, 2005

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FLORIDA 33602-5810

P.O. BOX 3391

TAMPA, FLORIDA 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4177

ctlong@foley.com Email

CLIENT/MATTER NUMBER

999450-0101

Tim Buchmiller

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Re:	Veri-Tek International, Corp.
Amendment No. 5 to Registration Statement on Form S-1
File Number 333-118830

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), we are transmitting herewith Amendment No. 5 to the Form S-1 Registration Statement that was filed by the Company on February 7, 2005 (“Amendment No. 5”). Enclosed with the hard copy of this letter are two blacklined copies of Amendment No. 5 showing the changes that were made from Amendment No. 4 to the Company’s Form S-1 Registration Statement.

The Company is filing Amendment No. 5 in order to reflect a 1-for-3.730879244 reverse stock split, which the Company’s Board of Directors declared on February 7, 2005 to shareholders of record on such date. The preliminary prospectus contained in Amendment No. 5 is being printed and will be used to solicit prospective investors for the offering described therein.

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long